Exhibit 99.1

Sun Life announces Annual Meetings of shareholders and voting policyholders and availability of 2024 Annual Report, 2025 Management Information Circular and 2025 Information for Voting Policyholders' Booklet

TORONTO, March 25, 2025 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) (the "Company") today announced that its Annual Meeting of shareholders and the Annual Meeting of voting policyholders of Sun Life Assurance Company of Canada scheduled for Thursday, May 8, 2025 will be held both via live webcast and in person. The Company also announced that its 2024 Annual Report and its Notice of Annual Meeting and Management Information Circular for the 2025 annual meeting are now available.

Annual Meetings of Shareholders and Voting Policyholders
Shareholders and voting policyholders will have the opportunity to attend the meeting in person, at the address set out below, or virtually from any location. They will have the opportunity to ask questions and vote on a number of important matters regardless of whether they attend the meeting in person or virtually.

Shareholders and voting policyholders are advised to periodically check the Annual Meetings page on sunlife.com in advance of the meeting for updated information.

Date:	Thursday, May 8, 2025

Time:	5 p.m. (Toronto time)

Online:	meetings.lumiconnect.com/400-542-265-283
Password: sunlife2025 (case sensitive)

In Person:	1 York Street, 35th floor
Toronto, Ontario

For detailed instructions on how to join the webcast and vote at the virtual meeting, shareholders should refer to the 2025 Management Information Circular and voting policyholders should refer to the 2025 Information for Voting Policyholders' Booklet and their proxy form or voting instruction form.

Shareholders and voting policyholders are encouraged to vote in advance by one of the methods described in the 2025 Management Information Circular or 2025 Information for Voting Policyholders' Booklet, as applicable, by Tuesday, May 6, 2025 at 5 p.m. (Toronto time).

If you have any questions, please call our transfer agent, TSX Trust Company at the following numbers:

Canada and the United States:	1-877-224-1760

United Kingdom, Republic of Ireland, Channel Islands and Isle of Man:	+ 44 (0) 345-602-1587

Philippines:	632-5318-8567 (Metro Manila) 1-800-1-888-2422 (Provinces)

Hong Kong:	852-2862-8555

Other countries:	1-416-682-3865

At the conclusion of the Annual Meeting, M. Marianne Harris, Corporate Director, will retire from the Board of Directors.

Meeting Materials
The meeting materials for Sun Life Financial Inc. have been filed with the Canadian securities regulators and the United States Securities and Exchange Commission. Distribution to shareholders began today and materials can also be accessed electronically on:
SEDAR+ at https://www.sedarplus.ca
EDGAR at www.sec.gov/edgar
Our transfer agent's website at www.meetingdocuments.com/TSXT/slf
Our website at sunlife.com/2025agm and sunlife.com/AnnualReport

Shareholders may obtain printed copies of the audited annual financial statements free of charge by contacting the Company through its website.

The meeting materials for Sun Life Assurance Company of Canada will begin to be distributed to voting policyholders on March 31, 2025 and can be accessed electronically from March 31, 2025 on:
Our transfer agent's website at https://www.meetingdocuments.com/TSXT/sla/
Our website at sunlife.com/2025agm

2024 Annual Report
The 2024 Annual Report includes the Company's management's discussion and analysis, consolidated financial statements, earnings by business group and other Company information.

Our report features cover artwork by Cheryl R. Riley, an American artist whose work explores important themes of connection and resilience. Her creative vision defined by care, authenticity, inspiration, boldness, and impact elevates our Annual Report cover and embodies Sun Life's Purpose of helping Clients achieve lifetime financial security and live healthier lives.

About Sun Life

Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the U.S., the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2024, Sun Life had total assets under management of $1.54 trillion. For more information, please visit sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

To contact Sun Life media relations, please email Media.Relations@sunlife.com

To contact Sun Life investor relations, please email Investor_Relations@sunlife.com

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SOURCE Sun Life Financial Inc.

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%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 17:40e 25-MAR-25